SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of FEBRUARY , 2004.
                                          ---------  ----

                              IMA EXPLORATION INC.
                   -------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA Exploration Inc.
                                           (Registrant)

Date   February 11, 2004                    By  /s/ William Lee
     ------------------------------        -------------------------------------
                                           (Signature)



William Lee, Director and Chief Financial Officer
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1 Print the name and title of the signing officer under his signature.

                                 BC FORM 53-901F

                                    (FORM 27)

                                 Securities Act

                             MATERIAL CHANGE REPORT

              Section 85(1) of the Securities Act, British Columbia
                          (the "British Columbia Act")
        Section 118(1) of the Securities Act, Alberta (the "Alberta Act")
        Section 75(2) of the Securities Act, Ontario (the "Ontario Act")


1.   REPORTING ISSUER

     The full name of the Issuer is IMA Exploration Inc. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

     #709 - 837 West Hastings Street
     Vancouver, BC
     V6C 3N6
     Phone:  (604) 687-1828

2.   DATE OF MATERIAL CHANGE

     February 11, 2004

3.   PRESS RELEASE

     A press release dated February 11, 2004, a copy of which is attached, was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions.

4.   SUMMARY OF MATERIAL CHANGE(S)

     Please see attached press release for details.

5.   FULL DESCRIPTION OF MATERIAL CHANGE

     Please see attached press release for full details.

6. RELIANCE ON SECTION 85(2) OF THE BRITISH COLUMBIA ACT, SECTION 118(2) OF THE ALBERTA ACT AND SECTION 75(3) OF THE ONTARIO ACT

     Not Applicable

7.   OMITTED INFORMATION

     Not Applicable

8.   SENIOR OFFICER

     The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

     William Lee
     Chief Financial Officer
     Phone:  (604) 687-1828

9.   STATEMENT OF SENIOR OFFICER

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 11th day of February, 2004.




                                            /s/ William Lee
                                            ------------------------------------
                                            William Lee, Chief Financial Officer

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

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NEWS RELEASE                                                   FEBRUARY 11, 2004

                IMA FINALIZES $4.65 MILLION BOUGHT DEAL FINANCING

IMA Exploration Inc. is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by Canaccord Capital Corporation and including First Associates Investments Inc. who have agreed to purchase, on a bought-deal basis, 1,500,000 units of the Company at a purchase price of $3.10 per unit, for total proceeds of $4.65 million. Each unit will consist of one common share and one half common share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for one year at $3.70 per share. The underwriters will be paid a commission of 6% cash and 200,000 compensation options. The compensation options will be exercisable at a price of $3.25 per compensation option, for a period of twelve months, into one share and one half warrant with the warrants having the same terms as described above. The underwriters' compensation options will be exercisable for a period of twelve months.

The offering and closing is subject to regulatory approval and normal closing conditions. This financing has a four-month hold period.

This news release does not constitute an offer to sell or solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. persons unless registered under the U.S. Securities Act and registration is available. Not for distribution to US newswire services or for dissemination in the United States.

The proceeds from this financing will be used for general working capital and for further exploration on the Company's extensive property portfolio of quality exploration projects.

The Company's primary focus will be to continue to develop reserves on the Navidad claims and will continue on quality exploration work designed to define economic gold and silver deposits in Argentina and Peru. IMA has put together an enviable property portfolio including over 37 well-located, high-potential projects and is continuing to add this package through grass-roots exploration and staking.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
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Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                   2004 Number 6